UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 04, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
NOTIFICATION OF A CHANGE TO THE CREDIT RATING OF THE
ISSUER

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/08)
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold” or “the Issuer”)

NOTIFICATION OF A CHANGE TO THE CREDIT RATING OF THE ISSUER

S&P Global Ratings (“S&P”) has on 2 July 2018 raised South African long-term national scale issuer, issue, and program ratings corporate issuers and affirmed the short-term ratings. The following changes apply:

Rating To Rating From

SA National Scale Rating
zaAAA/--/zaA-1+ zaAA/--/zaA-1+
Senior Unsecured Rating zaAAA/--/zaA-1+ zaAA/--/zaA-1+
Subordinated Deferrable Rating zaAA+/--/zaA-1+ zaAA-/--/zaA-1+

The rationale for the rating change is due to S&P recalibrating their mapping table for South Africa.

4 July 2018

Debt Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 04, 2018
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ________
Name:     M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance